EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations to combined fixed charges and preferred stock dividends:

	Year Ended December 31
	2005	2004	2003	2002	2001

Fixed charges	$106,909	$44,939	$58,924	$164,994	$363,317
Preferred stock dividends	20,256	20,259	20,273	20,362	20,446

Combined fixed charges and preferred stock dividends	$127,165	$65,198	$79,197	$185,356	$383,763

Fixed charges	$106,909	$44,939	$58,924	$164,994	$363,317
Income from continuing operations	17,195	39,869	58,666	95,246	106,276

	$124,104	$84,808	$117,590	$260,240	$469,593

Ratio of income from continuing operations to combined fixed charges and preferred stock dividends	0.98:1	1.30:1	1.48:1	1.40:1	1.22:1